UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 1)
COREL CORPORATION
(Name of Subject Company)
COREL CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
21869X103
(CUSIP Number of Class of Securities)

Kris Hagerman
Chief Executive Officer
Corel Corporation
1600 Carling Ave
Ottawa, Ontario
Canada A6 K1Z 8R7
(650) 930-5826
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Barry J. Reiter Bennett Jones LLP 3400 One First Canadian Place Toronto Ontario M5X 1A4 Canada (416) 777-6500	Joel I. Greenberg Kaye Scholer LLP 425 Park Avenue New York, NY 10022-3598 (212) 836-8201	Gregory C. Smith Woodside Counsel, P.C. 203 Redwood Shores Parkway Redwood Shores, CA 94065 (650) 632-1690
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$34,671,748.00	$1,934.68
* Estimated for purposes of calculating the filing fee only. Calculated by multiplying (i) the sum of (A) 8,209,482, which is the difference between 25,905,422, the number of common shares, no par value (“Shares”), of Corel Corporation outstanding as of September 22, 2009, and 17,695,940, the number of Shares beneficially owned by Corel Holdings, L.P., (B) 447,767, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of September 30, 2009 with an exercise price less than $4.00 (“in-the-money” options), and (C) 10,688, which is the number of restricted stock units (“RSUs”) that are vested and exercisable as of September 30, 2009, by (ii) $4.00, which is the per Share tender offer price. The number of outstanding Shares is contained in Corel Corporation’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009. The number of Shares issuable upon the exercise of “in-the-money” options, the weighted average exercise price for such options and the number of RSUs that are vested before September 30, 2009 are provided by Corel Corporation.
** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously	$1,666.31	Filing Party:	Corel Holdings, L.P.
Paid:

Form or Registration	SC TO-T	Date Filed:	October 28, 2009
No.:

Amount Previously	$271.33	Filing Party:	Corel Holdings, L.P.
Paid:

Form or Registration	SC TO-T/A	Date Filed:	November 12, 2009
No.:

Explanatory Note
This Amendment No. 1 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 13E-3”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2009 by Corel Corporation, a Canadian corporation (the “Company” or “Corel”), relating to the tender offer, as amended, by Corel Holdings, L.P. (the “Offeror”), a holding company organized by VCP II International LLC, a manager of private equity funds (together with its affiliates, including the Offeror, “Vector”) in the Cayman Islands for the purpose of holding shares of the Company’s common stock, no par value per share (“Shares”), to acquire all of the issued and outstanding Shares not already owned by Vector for $4.00 per Share upon the terms and subject to the conditions specified in the Amended and Restated Offer to Purchase, dated November 16, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal, each as previously filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Offeror with the SEC under cover of Schedule TO (as amended and supplemented from time to time).
This Amendment No. 1 is being filed (i) to re-file an Exhibit filed with the initial filing that, due to an administrative error, did not include the last three pages of the underlying document and (ii) to reflect certain other updates reflected below.

ITEM 16.	EXHIBITS

Item 16 is hereby amended to add Exhibit (a)(5)(i) and delete Exhibit (c)(3) in its entirety and to replace it with Exhibit (c)(3) filed herewith.

Exhibit No.	Description
(a)(5)(i)	Joint Press Release, dated November 17, 2009 (incorporated by reference to Exhibit (a)(5)(i) to Schedule 14D-9/A filed by Corel Corporation on November 18, 2009)

(c)(3)	Materials presented by Genuity Capital Markets to the Designated Directors on November 15, 2009 (filed herewith)

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COREL CORPORATION
By /s/ Kris Hagerman
Kris Hagerman
Chief Executive Officer

Dated: November 18, 2009